Exhibit 99.1

News Release

Corporate Contact:	Corporate Contact:	Investor Relations:

Adi Sfadia	Robert Romano	June Filingeri
Chief Financial Officer	VP Global Marketing	Comm-Partners LLC
Tel: +1 201-689-6340	Tel: +1 512-328-4617	Tel: +1 203-972-0186
cfo@radvision.com	rromano@radvision.com	junefil@optonline.net

RADVISION ACQUIRED BY AVAYA

TEL AVIV, Israel, June 5, 2012 – RADVISION LTD. (Nasdaq: RVSN), a leading technology and end-to-end solution provider for unified visual communications, announced today that it has completed its previously announced sale to Avaya pursuant to the Merger Agreement, dated as of March 14, 2012, by and among Avaya Inc., a Delaware corporation, Sonic Acquisition Ltd., an Israeli company and a wholly owned indirect subsidiary of Avaya, and RADVISION LTD.

Pursuant to the terms of the merger agreement, which was approved by RADVISION’s shareholders on April 30, 2012, RADVISION has become an indirect, wholly owned subsidiary of Avaya and each ordinary share of RADVISION that was outstanding immediately prior to the effective time of the merger has been automatically converted into the right to receive US$11.85 in cash, without interest and less any applicable withholding taxes.

In connection with the closing, RADVISION has notified the NASDAQ and the Tel Aviv Stock Exchange of completion of the acquisition and expects trading of its ordinary shares to be suspended on each exchange pending delisting of such ordinary shares.

Shareholders who possess certificates for ordinary shares of RADVISION will receive a letter of transmittal with detailed instructions, along with other forms, from the appointed paying agent, American Stock Transfer & Trust Company, LLC, regarding the surrender of their certificates for the merger consideration. For ordinary shares held in street name by a broker, bank or other nominee, the broker, bank or other nominee will handle the exchange of ordinary shares for the shareholders and will provide them with any relevant instructions for effecting the exchange.  Shareholders should not send their ordinary share certificates to the paying agent until they receive appropriate instructions.

About Avaya
Avaya is a global provider of business collaboration and communications solutions, providing unified communications, contact centers, data solutions and related services to companies of all sizes around the world. For more information please visit www.avaya.com.

About RADVISION
Founded in 1992, RADVISION (Nasdaq: RVSN) is a leading provider of video conferencing and telepresence technologies over IP and wireless networks. RADVISION teams with its channel and service provider partners to offer end-to-end visual communications that help businesses collaborate more efficiently. RADVISION propels the unified communications evolution forward with unique technologies that harness the power of video, voice, and data over any network. Visit www.radvision.com, our blog, and follow us on Facebook, Google+, LinkedIn, Twitter, and YouTube.